INVEST IN NYCE

Own real estate for $100 (“Robinhood of real estate.” - Yahoo Finance)

PITCH VIDEO INVESTOR PANEL

How FC Barcelona's Braithwaite and business partner are aiming to help the BIPOC community through real estate
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NYCE.
“The Robinhood of Real Estate.”
— Yahoo Finance
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NYCE LAUNCHES 'ROBINHOOD OF REAL ESTATE' ON APP STORE
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Technology Fin Tech Real Estate Black Founder

LEAD INVESTOR



Sheryl Chapman

One thing I am sure of, real estate has exceptional growth potential. I am attracted to the NYCE mission. Founders Philip Michael and Martin Braithwaite are goal-focused and have a comprehensive vision of the work and its trajectory. I decided to invest because, in my career, I love the process of caring for and encouraging the growth and development of someone or something. I believe the NYCE team is well positioned to create 100,000 new millionaires by 2030.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 33 WHAT PEOPLE SAY 1464 ASK A QUESTION 173

Highlights

1. 🦄 Market leader: Fastest real estate startup to sell $1M+ with Reg. CF in 2020
2. 💰Investors own shares of a diversified real estate portfolio and its related technologies
3. 🚀 2020 bootstrapped results: $1M+ raised; $211M+ AUM; $1.3M EBITDA
4. 📈 4X+ year-over-year AUM growth, surpassing VC-backed firms like Diversyfund ($93.7M valuation)
5. 📲 Tech: Launched NYCE's investment app (“Robinhood of real estate” - Yahoo Finance)
6. 💥 Over $1.38M in investment reservations (at 100% valuation increase) since March 2021
7. 🔥 Over 175,000 users across community members, subscribers and investors
8. 📺 As seen on Business Insider, Forbes, Entrepreneur, CBS, Yahoo Finance, CNBC and others

Our Team



Philip Michael CEO

As head of NYCE, Philip's led NYCE to a record-setting raise, built the NYCE app, while adding $211M in AUM during a pandemic. Has 129K followers on Instagram.

> Women and Millennials of color have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating 100K Millionaires through real estate ownership.



Martin Braithwaite CO-FOUNDER

Slapped with a $324M price tag, Martin Braithwaite is an FC Barcelona striker alongside Leo Messi. As CVO, Martin is responsible for the overall long-term vision of NYCE.



Vineet Kumar HEAD, CREATIVE & DIGITAL

Vineet is the creative genius UI/UX force behind NYCE's all creative and digital assets, including all websites, social media, TRIBE™, and the NYCE app.

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As you know, the pandemic has wreaked havoc on the economy over the past year

economy over the past year.

Underneath it all, there's an even greater epidemic, rampaging just as viciously—and for an even longer time: the racial+gender wealth gaps.



In spite of **$1.3 trillion** in spending power, it will **take more than four lifetimes** to narrow the **wealth gap** between Black and White communities.
McKinsey & Company
The economic impact of closing the racial wealth gap
The Washington Post
Why the racial wealth gap persists, more than 150 years after emancipation
The New York Times
Opinion
How to Close the Racial Wealth Gap
A new online calculator has a winner: Baby bonds.
CNBC
Black, Hispanic Americans twice as likely as whites to need Covid stimulus checks just to 'get by': Survey

Exactly 12 months ago, we opened up access to our then-$57M real estate (all self-funded), hoping to be a beacon of hope and contribute in our own way.

Our overall mission was—and is—to create 100,000 millionaires of color by 2030, with a 36-month target to reach $100M in assets under management (AUM).

Instead, we f*^%#% **crushed that**, adding $478M to our real estate pipeline, acquired 1500+ luxury apartments ($211M+ AUM), and set a record as the fastest real estate company to sell $1M via. Reg CF. (A record we've since broken on this page.)

More importantly...

NYCE brought together/created thousands of first-time BIPOC investors during a pandemic. 🙏

They're even calling us the "Robinhood of real estate." (We won't shut down trading for you, though...)



IN THE NEWS...
Philip Michael Is a Real Estate Entrepreneur on a Mission
NY firm with crowdfunding model opens first phase of 'Phillicon Valley' development near Temple
LYND and NYCE Partner on $478M in Crowdfunded Multifamily Deals
Investment tech won't solve systemic wealth gaps, but it's a good start
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
NYCE Tops $1 Million Using Reg CF on Two Different Funding Portals

In addition, we've [created and leveraged technology](#) ([via our app](#)), opening up even further access to people of color—all colors—excluded from opportunity.

And to this day, to retain control, we **haven't taken a single venture capital dollar.**



NYCE. APP
REIFY.
Build your real estate portfolio for $100.
Invest in TMPL I Stocks
$100
TMPL I
$360,000.00
You own $1200.
Your portfolio is up by 0.02% ($0.22) today.

(As a direct apples-to-apples comparison, DiversyFund raised capital at a $93.7M valuation with ~2860 users.)

Yet, in under 12 months, we've surpassed (and outpaced) heavily-VC backed fintechs across several growth metrics MOM and YOY, including user growth and active AUM.



We ALSO completed TEMPLE I, our first NYCE community-owned project. 💯



This is our Hacker House in the mini-Silicon Valley-style district we're building inside Temple University's campus in Philadelphia. (See attached deck.🔥)

Peep the walkthrough here. 😊

So what's next?!

Well, we pretty much smashed every single projection we set. Now, any intelligent business must adapt to the conditions of the marketplace.

With Metro flight, we've expanded our growth focus to larger apartment complexes in booming Sun Belt markets—i.e. where people are moving to—picking up 1500+ apartments in Jacksonville, Austin TX, San Antonio, and a high rise in Virginia Beach.



Here are the next projects we're building...






CULEBRA GIF
from TRIBE
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And some existing ones we bought.


Virginia Beach:
266 units
Jacksonville:
444 units
Greater Austin, TX:
411 units
Greater Austin, TX:
366 units

Note: NYCE holds a controlling stake in these projects alongside joint venture partner LYND.

Our goal is to create 100,000 NEW investors in 2021 (not guaranteed).

With prior Reg CF rulings, we were capped at $1.07M, limiting us to "just" 2100+ investors. This year we intend to go significantly higher, per the SEC. AND this time, we're not starting from scratch.*

**The limit for the raise is currently set at $535K, but we intend to raise it up to $5M upon getting audited financial statements and filing a Form C/A.*


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Oh, by the way, we kinda blew up on social...

What kicked everything off was one video I did 12 months ago. From there, we've built a dedicated following of 120K people on Instagram alone.

Martin also cleared 1M in followers. (I guess being teammates with Messi and Shakira's husband doesn't hurt...)


NYCE GIF
from TRIBE


00:06
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Which we now leveraged into an exclusive wealth**-building community called the TRIBE™**, our own personal hang-out spot for our investors, followers, and fellow wealth-hackers.


TRIBE.
A wealth-hacking collective.
TRIBE.™ is a wealth-building collective of entrepreneurs, investors, wealth-hackers and hustlers.
Through community, events, mentorship and access to funding, our aim is to deliver the TRIBE™ to help make YOU a millionaire.
GET STARTED
FAQS
BUSINESS INSIDER
Entrepreneur
CNBC
Forbes
yahoo!

There's an exclusive investor-only group where you can always get in touch with the NYCE team. (And YES, Philip and Martin are active in there, too.)

Anyway, back to the INVESTMENT!

We're doing a limited round this time to kick off an EPIC 2021 and continue to spread the love. THIS time around, we'll open up at an even lower minimum investment amount ($100) than last so more people can join.

Again, every decision we make is stress-tested against a very basic question:

"Does this bring us closer to 100,000 new millionaires by 2030?"

If so, then yes, we do it.

And here we are.